[THINKPATH LETTERHEAD]


                                                                  THINKPATH INC.
                                                             201 WESTCREEK BLVD.
                                                               BRAMPTON, ONTARIO
                                                                  L6T 5S6 CANADA
                                                               TEL: 905-460-3040
                                                               FAX: 905-460-3050


THINKPATH COMPLETES US $1.4 MILLION FINANCING WITH LAURUS MASTER FUND, LTD.

TORONTO, ONTARIO - July 11, 2006 - Thinkpath Inc. (OTCBB:THPHF), a growing engineering services provider, announced today it has entered into additional financing of $1.4 million with its current lender, Laurus Master Fund, Ltd. (Laurus), a Cayman Islands company that specializes in direct investments in small cap companies.

The new financing is a non-convertible term loan payable monthly over 3 years and bearing interest at an annual rate equal to the Wall Street Journal prime rate plus 2%. In consideration of the financing, Thinkpath granted to Laurus 1,810,674 warrants to acquire shares of the Company's common stock at an exercise price of $.0001 per share. The warrants are exercisable after June 30, 2007 up to 15% of the daily volume on any day and expire on June 30, 2016. The underlying common stock is subject to filing of a registration statement within 120 days. Fees and expenses related to the term note totaled $86,000, netting the Company approximately $1.3 million in proceeds.

Of the proceeds, $840,000 was used to purchase The Multitech Group, Inc. as previously announced, and $280,000 was used to settle all other long-term debt obligations of the Company, leaving approximately $194,000 in additional working capital for the Company.

The negotiation of settlements of the Company's other long-term debt obligations resulted in approximately $70,000 of debt forgiveness on principal balance and represents annual savings of approximately $30,000 in interest payments.

In addition to the new financing, Laurus restructured its existing $3.5 million convertible financing facility which consists of a revolving line of credit based on eligible accounts receivable. Effective June 30, 2006, the existing facility has been changed to a non-convertible revolving facility. The facility matures on June 27, 2008 and bears interest at an annual rate equal to the Wall Street Journal prime rate plus 3%.

Laurus also increased the company's overadvance amount on the revolving note by $300,000 to $1.5 million to allow for additional working capital to fund the company's short-term organic growth plans. The overadvance bears interest at the Wall Street Journal prime rate plus 2% per month.

According to Kelly Hankinson, Chief Financial Officer of the Company, "We are very pleased to enter into this second phase of financing with Laurus. Our partnership with Laurus is critical to our strategic focus on achieving profitability and growth both organically and through acquisitions. We believe that Laurus will continue to play a beneficial role in the execution of our strategic and operating plans. Further, by agreeing to restructure the existing facility to become non-convertible as well as a 12-month lock up on trading of the warrants issued with this term note, Laurus has demonstrated their long-term commitment to both the Company and its shareholders."



ABOUT THINKPATH INC.
Thinkpath is a global provider of engineering solutions. The Company's engineering and design services cover every facet of the project from concept to SLA prototyping to complete turnkey packages that deliver a finished, operating system. Thinkpath engineers handle the drafting, detailing and parametric modeling. They work in diverse engineering disciplines including aeronautical, civil, electrical, environmental, mechanical and structural engineering. For further information about the Company, please visit www.thinkpath.com.
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Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements about the expected registration timelines and shares to be included in such, as well as any statement, express or implied, concerning future events or expectations is a forward-looking statement. Use of words such as "expect," "fully expect," "expected," "appears," "believe," "plan," "anticipate," "would," "goal," "potential," "potentially," "range," "pursuit," "run rate," "stronger," "preliminarily," etc., is intended to identify forward-looking statements that are subject to risks and uncertainties, including risks and uncertainties risks that registration statements might be delayed, as well as other risks and uncertainties set forth in our Annual Report on 10-KSB filed Monday, April 17, 2006, particularly those identified in Risk Factors Affecting Our Business. There can be no assurance that any expectation, express or implied, in a forward-looking statement will prove correct or that the contemplated event or result will occur as anticipated.